INTERGRAPH CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the business outlook of Intergraph Corporation (the "Company" or "Intergraph"), projections about revenue, operating income levels, margins, and market conditions and their anticipated impact on the Company and its vertical business segments; expectations regarding Intergraph's various ongoing litigation proceedings; expectations regarding future results and cash flows; information regarding the development, timing of introduction, and performance of new products; and any statements of the plans, strategies, and objectives of management for future operations. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our ongoing efforts to protect our intellectual property, (including, with respect to the Company's efforts to prove Intel Corporation ("Intel") infringed the Company's parallel instruction computing patents in the trial court and in any resulting appeal, retain amounts previously paid to the Company, pursue the specified "appeal damages," or otherwise enforce the April 2002 settlement agreement with Intel in light of the February 2004 appellate court decision, the Company's claims against certain original equipment manufacturers, including Dell Inc.™, Gateway Inc.™ and Hewlett-Packard Co.™, and other ongoing and potential litigation and patent enforcement efforts), potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); material changes with respect to our business, litigation prospects, or the securities markets (including the market for Intergraph common stock); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; the ability to attract or retain key personnel; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability, timing, and costs associated with the Company's effects to enforce and protect Intergraph's intellectual property rights; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.

OVERVIEW

Intergraph is a pioneer of computer graphics software and services in the commercial and government sectors. Founded in 1969, the Company has delivered numerous innovations in interactive graphics solutions. Today, Intergraph's core mission is to enable businesses and governments to make better and faster operational decisions, and through software and services, help its customers organize vast amounts of complex data into understandable visual representations. Intergraph's technology enables our customers to create intelligent maps, manage assets and infrastructure, build and operate better plants and ships, and dispatch emergency services to those in need.

Over the past six years, the Company has taken significant measures to reduce its losses and return to profitability, including extensive reductions in its workforce and the sale of several non-core business units and assets. In fourth quarter 1999, the Company exited the personal computer and generic server businesses, and in third quarter 2000 it exited the development and design of most of its remaining hardware products. These actions allowed the Company to return to profitability in 2001. The Company was profitable again in 2002 and 2003. While profitable, income from operations as a percentage of revenues was less than 3% in each of these years. Most of the Company's income before taxes in the last three years originated from $436.2 million intellectual property income, $31.9 million gains on sales of non-core assets, and $20.9 million interest income. The Company carries no debt and has repurchased 16.3 million shares of its common stock for approximately $378 million over the last three years.

Mr. Taylor, the Company's former Chief Executive Officer ("CEO"), announced plans to retire in late 2002 and the Company's Board of Directors ("Board") conducted a search for a new CEO. In July 2003, the Board hired a new CEO from outside Intergraph to lead the Company forward. Since July, the Company has introduced new vision, mission and culture statements, changed its capital structure by repurchasing 10.9 million shares of the Company's common stock for approximately $283.2 million, added a new independent director, formed a Corporate Governance Committee comprised solely of independent directors, and adopted new Corporate governance guidelines.

Management is focused on improving the Company's operating margins. The overall strategic goal in the next two to three years is the expansion of operating margin percentages (income from operations divided by revenue) to be more in line with our peers. While primarily focused on operating margins, management also monitors revenue, gross margins, and operating expenses for each business unit and the Company as a whole. The Company anticipates low revenue growth for 2004. The Company believes any improvement in income from operations for 2004 will primarily be due to expense reductions as a result of the recent restructuring initiatives and anticipated slight improvements in gross margins. In addition, management is evaluating each of the Company's businesses to determine the size of the markets served, growth prospects for each market, potential strategies to grow each business, and the risks versus available risk-adjusted returns of each of the businesses. This initial review should be completed in 2004.

Fluctuations of the U.S. dollar in international markets had a significant impact on the Company's results of operations in 2003. The Company estimates that the weakening of the U.S. dollar in the Company's international markets, primarily in Europe, positively impacted revenue by approximately 5.5%, negatively impacted operating expenses by approximately 4.9%, and improved the Company's operating results by approximately $0.16 per share (diluted) in comparison to 2002. A strengthening U.S. dollar could materially adversely affect the Company's future results of operations.

The Company's business segments offer software solutions to satisfy engineering, design, modeling, analysis, mapping, and information technology needs. The Company's business segments also offer related professional services to satisfy these needs. Products and services are sold through industry-focused direct and indirect channels worldwide, with the United States and Europe representing approximately 83% of total revenues for 2003.

In addition, the Company has intellectual property that resulted from its hardware design and manufacturing operations that the Company exited in 2000. The intellectual property is used in a variety of industries, including computers, consumer electronics, telecommunications, and electronics design. The Company defends the value of its intellectual property ("IP") portfolio through licensing and litigation. The Company remains actively engaged in licensing discussions, as well as patent litigation with several companies.

The Company's current operations are divided into four business segments along with a Corporate oversight function ("Corporate"). The Company's business segments are Intergraph Process, Power & Offshore ("PPO"); Intergraph Mapping and Geospatial Solutions ("IMGS"); Intergraph Solutions Group ("ISG"); and Intergraph Public Safety, Inc. ("IPS").

RESULTS OF OPERATIONS

The following financial data sets forth the results of operations of the Company for each year in the three-year period ended December 31, 2003.

	2003	*2002*	*2001*
(*in thousands*)			
Revenues	**$527,262**	$501,077	$532,061
Cost of revenues	**274,077**	267,237	298,735
Gross profit	**253,185**	233,840	233,326
Operating expenses	**234,681**	217,303	221,617
Restructuring charges (credits)	**3,952**	2,106	(384)
Income from operations	**14,552**	14,431	12,093
Intellectual property income (expense), net	**5,784**	434,471	(4,006)
Gains on sales of assets	**3,421**	17,214	11,243
Interest income	**6,588**	6,886	7,427
Other income (expense), net	**(2,128)**	(3,830)	2,161
Income before income taxes and minority interest	**28,217**	469,172	28,918
Income tax expense	**(5,010)**	(91,135)	(8,500)
Income before minority interest	**23,207**	378,037	20,418
Minority interest	**---**	(285)	(476)
Net income	**$ 23,207**	$377,752	$ 19,942

Revenues

Total revenue for 2003 was $527.3 million, up 5% from 2002 after declining 6% in 2002 from 2001. The increase in 2003 revenues is primarily the result of a weaker U.S. dollar against the currencies of the Company's foreign subsidiaries.

Exclusive of the currency impact, revenue levels were flat with 2002 levels. The 2002 decline is attributable to weak economic conditions worldwide, the 2001 sale of the Company's Middle East operations, and a significant reduction in hardware maintenance revenue, partially offset by increased software maintenance revenues.

Total U.S. revenues, including sales to the federal government, were $277.4 million in 2003, down 3% from the 2002 level of $285.9 million. Revenues in the U.S. for 2002 were flat with the 2001 level. European sales were up 25% in 2003, after declining 12% in 2002. The increase in sales in Europe is primarily due to the weakening U.S. dollar against European currencies. Sales in Asia were down 6% for 2003, primarily due to the completion in 2002 of a large services contract in Australia, and up for 2002 from 2001 levels by 1%, as a result of new contracts in Australia. Revenue in 2003 for other international subsidiaries ($42.1 million) increased 15% due to progress on a large project in the Caribbean. In 2002, other international revenue ($36.7 million) declined 33%, due mainly to the 2001 sale of the Company's Middle East operations.

Total revenue from the U.S. government was approximately $137.1 million in 2003, $136.9 million in 2002, and $143 million in 2001, representing approximately 26% of total revenue in 2003, and 27% of revenue in 2002 and 2001. The majority of these revenues are attributed to the ISG business segment. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 83% of the Company's 2003 federal government revenue was earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is anticipated that these contracts will remain in effect through their stated expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of ISG and the Company as a whole.

The Company reports revenues in three categories, consisting of systems, maintenance, and services revenues. The following discussions detail each of these revenue categories.

Systems: Systems revenue, consisting primarily of revenues earned from product sales, projects, and fixed-term and perpetual software license and lease agreements, was $298 million for 2003, up 4% from 2002 levels of $287.9 million, after declining 4% from 2001 to 2002. The increase for 2003 is primarily due to the weakening U.S. dollar and an increase in revenue in the IPS business segment, offset by declines in revenue in the IMGS business segment for the completion of several task orders on a large U.S. government contract and in the ISG business segment as contracts completed in 2002 were replaced with new contracts which are categorized as services revenues in 2003. The 2002 decrease is primarily due to weak economic conditions worldwide and continuing order weakness in the Company's Z/I Imaging Corporation ("Z/I Imaging") business and in the Utilities and Communications sectors of IMGS.

Maintenance: Maintenance revenue, consisting primarily of revenues from support services, including telephone support, software program fixes, and rights to product upgrades and enhancements, increased 8% in 2003, after declining 3% from 2001 to 2002. The improvement in 2003 maintenance revenues is primarily the result of the weakening U.S. dollar and an increase in software maintenance revenues, offset by declines in hardware maintenance revenues. The Company's hardware maintenance business has declined approximately 28% ($5.7 million) for 2003 and 47% ($18 million) for 2002, as a result of the Company's exit from the hardware business in 2000.

Services: Services revenue, consisting primarily of revenues from implementation and consulting services, increased 7% in 2003, after decreasing 13% from 2001 to 2002. The 2003 increase is primarily the result of the weakening U.S. dollar and the effect of a large U.S. government project that began mid-2003 in the ISG business segment, offset by the completion in late 2002 of a large services contract in Australia. The 2002 decline is attributable to weak economic conditions worldwide, especially in the Utilities and Communications sectors of IMGS, and the completion of the large services contract in Australia.

Gross Margin

The Company's total gross margin percentage on revenue was 48% in 2003, compared to 47% in 2002 and 44% in 2001. For 2003, the improvement in margin is primarily due to the weakening of the U.S. dollar against foreign currencies. Exclusive of the 2003 impact of the weakening dollar, total margin percentage would have been 47%.

Systems: Margin on systems revenue was 49% in 2003, 2002, and 2001. In general, the Company believes its systems margins are improved by higher software content in the product mix, a weaker U.S. dollar in international markets, and less discounting. Also, systems margins are lowered by price competition, a higher services and third party content in the product mix, a stronger U.S. dollar in international markets, and a higher mix of federal government sales, which generally produce lower margins than commercial sales.

Maintenance: Margin on maintenance revenue was 63% in 2003, 55% in 2002, and 47% in 2001. The continuing improvement in margins over the past two years is partially the result of an increase in new software maintenance contracts and fewer hardware maintenance contracts that produce lower margins than software maintenance contracts. Maintenance margins in all business units improved from 2002 to 2003. Although revenues declined in 2002 due to the expected decline in the Company's legacy hardware business, costs decreased at a higher rate primarily from headcount reductions as ISG continued to align maintenance expenses with revenue levels.

Services: Margin on services revenue for 2003 was 25%, a decline from 2002 margin of 29% and flat with 2001 margin of 25%. The decline in margin for 2003 included lower margin sales, particularly in the ISG business segment. More effective cost controls and better overall utilization of resources in the PPO business segment, as well as completion of a large services contract in Australia during 2002 positively impacted margins in 2002. Significant fluctuations in services revenues and margins from period to period are not unusual and can be caused by new or completed large orders, delayed progress on existing projects, and employee utilization rates.

Operating Expenses (exclusive of restructuring charges)

Operating expenses (exclusive of restructuring charges) increased 8% from 2002 to 2003 and were relatively flat from 2001 to 2002. The weaker U.S. dollar resulted in an estimated increase in reported operating expenses of $11.4 million in 2003. Total operating expenses increased only 3% ($6 million) from 2002 to 2003, exclusive of this unfavorable currency impact.

Product Development Expense: Product development expense increased 16% in 2003 after declining 6% from 2001 to 2002. The 2003 increase was due to continuing research and development investments in several new product offerings in the PPO and IPS business units, including the development of the new SmartPlant® 3D and IntelliShip™ products which were released to customers in 2003. The weaker U.S. dollar resulted in an estimated increase in reported product development expenses of $820,000 in 2003. The 2002 decrease was primarily due to higher capitalization of development costs offset by some increased expenses from new product development initiatives.

The Company capitalizes certain development costs incurred after the technological feasibility of new software products has been established and amortizes those costs against the revenues generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations (see Note 1 of Notes to Consolidated Financial Statements).

The Company currently has many ongoing projects relating to development of new products and enhancement of existing products. The ultimate timing and impact of certain of these projects on the Company's results of operations and financial condition cannot be accurately predicted. Some of the Company's significant products, several of which were released during 2003, include software for engineering information management, intelligent piping and instrumentation diagrams, 3D visualization, enterprise information access and reports, and 2D CAD; and new technology for the earth-imaging industry, including new digital products for photogrammetry, airborne reconnaissance, aerial mapping, and image distribution. For the significant products released during 2003, costs incurred over the past six years totaled $75.1 million. The Company will continue to enhance the functionality of these and other products to meet the challenges of industries characterized by intense competition and rapidly changing technologies.

Sales and Marketing Expense: Sales and marketing expense increased 5% from 2002 to 2003 and increased only slightly from 2001 to 2002. The 2003 increase occurred primarily in the PPO and IPS business units due to the weakening of the U.S. dollar against international currencies. Excluding the estimated $7.2 million unfavorable currency impact, sales and marketing expense decreased 3% from 2002 to 2003. The 2002 increase was due to the weakening of the U.S. dollar against international currencies and increased sales and marketing activity, primarily in PPO. These increases were partially offset by reduced spending in IMGS as a result of combining the Utilities and Communications and Z/I Imaging businesses with the IMGS business unit in late 2002.

General and Administrative Expense: General and administrative expense for 2003 increased 6% from the 2002 level and was flat from 2001 to 2002. The increase from 2002 to 2003 was primarily the result of the estimated $3.4 million unfavorable currency impact and higher legal expenses associated with the Bentley Systems, Inc. ("BSI") litigation and other general Corporate legal matters.

Restructuring Charges

In 2003, the Company recorded $4 million in restructuring charges in an effort to realign costs with revenues in the Corporate and IMGS business segments. In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities & Communications business with the IMGS division. In 2001, the Company reversed severance liabilities of $384,000 for its 2000 restructuring plan. For a complete description of these charges, see Note 10 of Notes to Consolidated Financial Statements for details of the Company's restructuring activities.

In first quarter 2004, the Company expects to record $1.2 million in restructuring charges as a result of realignment of costs in relation to revenues in the PPO business segment. The Company does not anticipate any further restructuring charges to be recorded during 2004 as long as the Company remains on its 2004 plan.

Non-operating Income and Expense

Intellectual Property: "Intellectual property income (expense), net" in the consolidated statements of income consists of income resulting from settlements and licensing of the Company's intellectual property, net of legal fees and other expenses associated with maintaining and defending the Company's intellectual property. Income and expenses associated with the intellectual property division, including related legal expenses, are classified and reported in this section of the consolidated statements of income in order to more clearly show the operating results of the Company's business units.

In third quarter 2003, the Company recorded $18 million in income from its settlement of all patent disputes with Texas Instruments Incorporated ("TI"). In first quarter 2003, the Company recorded income of $10 million due to a balancing payment from International Business Machines Corporation ("IBM") for future royalties in a full cross-licensing agreement that also resolved all outstanding patent infringement claims between IBM and the Company. For the twelve months ended December 31, 2003, $22.2 million in legal fees and other related expenses associated with protecting and licensing the Company's intellectual property were netted against this income.

In second quarter 2002, Intergraph and Intel settled a patent infringement lawsuit filed in Alabama Federal Court in 1997 for $300 million, which the Company received in May 2002. In fourth quarter 2002, the U.S. District Court for the Eastern District of Texas ruled in favor of the Company in a related patent infringement case, resulting in an additional $150 million payment from Intel, which was received in November 2002. For the twelve months ended December 31, 2002, $15.6 million in legal fees and other related expenses associated with protecting and licensing the Company's intellectual property were netted against this income.

In 2001, the Company recorded $4 million in legal fees and other related expenses associated with protecting and licensing the Company's intellectual property. See Note 18 of Notes to Consolidated Financial Statements for further discussion on these transactions.

Gains on Sales of Assets: "Gains on sales of assets" in the consolidated statements of income and cash flows consists of the net gains and losses recognized by the Company on sales of various non-core subsidiaries, divisions, and product lines, and gains recorded on real estate sales. See Notes 16 and 17 of Notes to Consolidated Financial Statements for details of the Company's acquisitions and divestitures during the three-year period ended December 31, 2003.

In 2003, IMGS reported a net gain of approximately $1.1 million from the March 2003 sale of its aeronautical intellectual property assets to Ingegneria Dei Sistemi S.p.a. in Rome, Italy. In July 2003, the Company recognized a gain of $1.8 million for the sale of its remaining 1.5 million shares of Creative Technology Ltd. ("Creative") stock. In December 2003, the Company also recognized a gain of $470,000 on the sale of 383 acres of unoccupied land adjacent to its Huntsville headquarters.

In 2002, the Company reported an additional gain of $2 million from the 2000 sale of its Intense3D graphics accelerator division to 3Dlabs Inc., Ltd. ("3Dlabs"), as the shares originally placed in escrow were released in March 2002. In May 2002, Creative purchased all of the outstanding shares of 3Dlabs for $3.60 per share, paying one-third in cash and two-thirds in Creative common stock. The Company recognized a gain of $17 million on the sale of its 3Dlabs stock to Creative. In July 2002, Intergraph sold approximately 789,000 shares of Creative stock for a net loss of $1.3 million. In March 2002, the Company also sold its subsidiary in Greece, reporting a net loss of $455,000.

In 2001, the Company reported an additional gain of approximately $10.1 million from the 2000 sale of its civil, plotting, and raster product lines to BSI as part of the initial consideration for the sale, as well as consideration for transferred and renewed maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. See Note 18 of Notes to Consolidated Financial Statements for a discussion of pending litigation with BSI. Also in 2001, the Company reported an additional gain of $581,000 as a result of the final calculation and settlement of the earn-out provisions with 3Dlabs. In 2001, the Company sold its Middle East operation and reported a net gain of $530,000.

Interest Income: Interest income was $6.6 million in 2003, $6.9 million in 2002, and $7.4 million in 2001. Interest income decreased in 2003 due to lower interest rates earned and the reduction in principal balance of the BSI note from 2002, but was partially offset by an increase in interest income from short-term investments due to proceeds from IP litigation.

Other: "Other income (expense), net" in the consolidated statements of income consists primarily of interest expense, foreign exchange gains and losses and other miscellaneous items of non-operating income and expense. In 2003, this amount included a $1.4 million net foreign exchange loss, $608,000 in losses on the disposal of various assets, and interest expense of $212,000. In 2002, this amount included a $7 million write-down of the other-than-temporary loss on Creative stock, an additional gain of approximately $1.1 million on the prior sale and leaseback of a European office building, gains of $691,000 on the disposal of various assets, a dividend of $376,000 from Creative, a $277,000 net foreign exchange gain, and interest expense of $219,000. In 2001, this amount included a $3.8 million payment received from Micrografx, Inc. for a convertible debenture held by the Company, interest expense of $1.8 million, $1.7 million for a Mentor Graphics warrant, and a net foreign exchange loss of $1.5 million. See "Impact of Currency Fluctuations and Currency Risk" and Notes 6 and 17 of Notes to Consolidated Financial Statements.

Income Taxes

The Company earned pretax income before minority interest of $28.2 million in 2003, compared to $469.2 million in 2002 and $28.9 million in 2001. Income tax expense in 2003 was attributable both to taxes on individually profitable majority-owned subsidiaries and patent litigation income, partially offset by tax benefits of $4.1 million which resulted from favorable resolutions of audit issues with the Internal Revenue Service. Income tax expense in 2002 and 2001 resulted from taxes on individually profitable subsidiaries. Income tax expense in 2002 also resulted from income from IP litigation.

The Company must continually assess the likelihood that it will be able to recover deferred tax assets. If recovery is not likely, the Company must increase its provision for taxes by recording a valuation allowance against the deferred tax assets. As of December 31, 2003, the Company believed that all of the deferred tax assets recorded on its balance sheet would ultimately be recovered. However, should there be a change in the Company's ability to recover its deferred tax assets, the tax provision would increase in the period in which the Company determines that the recovery is not probable.

In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations from over 30 countries around the world. The Company recognizes liabilities for anticipated taxes in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, taxes are and could be due. If the Company ultimately determines that payment of these amounts is unnecessary, the Company would reverse the liability and recognize a tax benefit during the period in which it determines that the liability is no longer necessary. The Company would record an additional charge in its provision for taxes in the period in which it determines that the recorded tax liability is less than it expects for the ultimate assessment.

Note 11 of Notes to Consolidated Financial Statements contains a reconciliation of statutory income tax expense to actual income tax expense for each year in the three-year period ended December 31, 2003, and includes further details of the Company's tax position, including net income and tax credit and net operating loss carryforwards.

Results by Business Segment

The Company's current operations are divided into four business segments, along with a Corporate oversight function. The following discussion provides a comparative analysis of results of operations including restructuring charges (credits) based on the Company's current business structure. See Note 15 of Notes to Consolidated Financial Statements for further explanation and details of the Company's segment reporting.

PPO: PPO earned operating income of $16 million, $19 million, and $6.8 million, on revenues of $132.8 million, $124.1 million, and $116.5 million, in 2003, 2002, and 2001, respectively. The 7% increase in revenue in 2003 was due to higher new license and software maintenance revenue, including a large maintenance contract signed with GRAD (a consortium of shipbuilders for new shipbuilding applications), strong sales of new information management products, and continued strong sales of the 2D/3D design tools. Revenue increased 7% in 2002, compared to 2001, due to nonrecurring revenue in the shipbuilding business and growth in new products covering instrumentation design, materials/procurement management, and information management software. PPO's total gross margin improved from 68% in 2002 to 70% in 2003 and from 61% in

2001 to 68% in 2002. The increase in the 2003 gross margin was primarily due to improved maintenance margins as a result of the large maintenance contract with GRAD, while the increase in the 2002 gross margin was the result of growth in higher margin products, improvements in services margins, and fewer sales of low-margin hardware and hardware maintenance. Operating expenses increased 18% in 2003 while 2002 operating expenses were flat with the 2001 level. The increase in operating expenses for 2003 was due to higher product development expenses for new products, higher sales and marketing costs resulting from the weakening of the U.S. dollar, trade shows and customer events, and higher sales compensation costs due to higher revenue.

IMGS: In 2003, IMGS reported operating income of $3.8 million on revenue of $210 million, compared to a 2002 operating loss of $2.1 million on revenue of $195.1 million and 2001 operating income of $6.1 million on revenue of $222.7 million. IMGS' 2003 increases in revenue and operating income were due to increased product sales and project sales that include products, services, and third party content, primarily in Europe and Canada. The 2002 declines in revenue and operating income were the result of less capital spending in the utilities; communications; local, state, and federal government; and earth imaging markets. The 2001 results also included nonrecurring transactions causing 2002 revenue to appear low in comparison. IMGS' total gross margin was approximately 47% in 2003, 48% in 2002, and 47% in 2001. Operating expenses for 2003, which included $1.5 million in restructuring charges, were relatively flat with 2002. Compared to 2001, operating expenses for 2002 were 2% lower, due to a decrease in headcount and an increase in development costs that qualified for capitalization offset by $1 million in restructuring charges.

ISG: In 2003, ISG earned operating income of $8.1 million on revenue of $120.9 million, compared to 2002 operating income of $5.9 million on revenue of $127 million and 2001 operating income of $10 million on revenue of $134.1 million. ISG's systems and maintenance revenues continue to be adversely impacted by the Company's exit from the hardware business in 2000. ISG's total gross margin was 24% in 2003 and 2002, a slight decrease compared to 25% in 2001. The decrease from 2001 to 2002 was due to a significant, nonrecurring government purchase of third-party software with very low margin. Operating expenses decreased 14% from the 2002 level due to decreases in sales and marketing and general and administrative expenses as ISG continued to align expenses with revenue levels and increased 3% from 2001 to 2002 due to higher sales and marketing expenses associated with expanding into the commercial services market.

IPS: IPS earned operating income of $14.4 million, $14.6 million, and $8.2 million, on revenues of $67.2 million, $63.6 million, and $60.9 million in 2003, 2002, and 2001, respectively. The 2003 increase in revenue was due to new projects and more maintenance contracts, which offset the loss of revenues from a large Australian services contract that ended in September 2002. A 2002 decline in revenue from Asia and Canada was offset by higher revenue recognized on several major projects in the United States and Europe. The operating income decrease in 2003 was attributable to higher total gross margins that partially offset an increase in operating expenses and the loss of margin related to the services contract in Australia. The 2002 increase in operating income was due to higher revenue with better gross margins, flat operating expenses, and a one-time sale of software and systems associated with the completion of a large outsourcing contract in Australia. IPS' total gross margin improved from 49% in 2002 to 52% in 2003 as a result of the completion of the large Australian services contract in 2002 and improved maintenance margins. The 2002 margin improvement from 41% in 2001 was also primarily attributable to the completion of the Australian services contract in 2002.

Corporate: Corporate incurred operating losses of $27.7 million in 2003, $23.3 million in 2002, and $19 million in 2001, on revenues of $12.7 million, $13.1 million, and $33.8 million, respectively. The decline in total revenues was due to declining international hardware maintenance as a result of the Company's exit from the hardware business. The operating losses were mainly due to continuing costs of exiting the hardware business, including management of warranty reserves, inventory write-downs, and management of a repair depot. Operating expenses for 2003 increased 17% from 2002 while 2002 operating expenses decreased 4% from 2001. The 2003 increase was due to higher legal expenses associated with the BSI litigation and other general Corporate legal matters and $1.5 million in additional restructuring costs. The 2002 decrease was due to the Company's efforts to reduce its Corporate overhead, primarily through reductions in headcount.

Outlook for 2004

The Company expects that the markets in which it competes will continue to be characterized by intense competition, rapidly changing technologies, and shorter product cycles. Further improvement in the Company's operating results will depend on a reduction in operating expenses, improvements in gross margins, revenue growth, and further market penetration by accurately anticipating customer requirements and technological trends, and rapidly and continuously developing and delivering new products and services that are competitively priced, offer enhanced performance, and meet customers' requirements. In addition, the Company continues to face legal expenses of unknown duration and amount as it licenses its intellectual property and otherwise asserts its intellectual property rights. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

Many factors affect financial performance, and past performance is no assurance of similar future performance, although the Company remains focused on short-term goals and objectives designed to improve profitability.

Litigation and Other Risks and Uncertainties

See Note 18 of Notes to Consolidated Financial Statements for a discussion of the Company's legal proceedings and other risks and uncertainties.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, cash and short-term investments totaled $265.8 million compared to $506 million and $110.8 million at December 31, 2002, and 2001, respectively. The reduction in cash and short-term investments in 2003 is due primarily to repurchases of 11.4 million shares of the Company's common stock for $290.7 million, including 10 million shares via a modified Dutch auction tender offer completed in December 2003 and $41.2 million of tax payments (primarily as a result of the Intel settlement and litigation proceeds). Decreases in the Company's cash during the year were offset by increases in cash due to $18 million from the proceeds of the TI settlement, $10 million from the proceeds of the IBM settlement, $12.4 million from the proceeds of the sale of Creative stock, and $13.9 million from the exercise of stock options and employee stock purchases. The improvement in cash and short-term investments in 2002 is due primarily to the receipt of $450 million from the Intel litigation, $13.4 million from the sale of its 3Dlabs stock, and $7.9 million from the sale of Creative stock. During 2002, the Company spent approximately $83.6 million to purchase 4.7 million shares of its common stock under a stock repurchase program.

The Company generates cash from operations primarily from net income plus non-cash charges included in net income and reductions in working capital requirements. The Company uses cash primarily for capitalized software development, capital expenditures, and any increases in working capital requirements. The Company incurred capital expenditures in 2002 and 2003 of approximately $10 million each year and expects that capital expenditures will require $10 million to $12 million in 2004, primarily for the purchase of computer equipment. The Company does not anticipate significant non-operating events that will require the use of cash, with the exception of the Company's stock repurchase program. In 2003, the Company's Board authorized an increase in the funding for the stock repurchase program from $175 million to $250 million (of which $115.7 million has been used as of January 31, 2004). The Board also extended the termination date for the stock repurchase program from December 31, 2004, to December 31, 2005, and approved privately negotiated transactions in addition to open market purchases of the Company's stock. The Company spent approximately $22 million in 2003 on patent litigation and enforcement and could spend a similar amount in 2004. See the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for further discussion of the Company's stock buyback plan and litigation.

At December 31, 2003, the Company had no debt. During 2002, the Company reduced its debt under various floating rate arrangements to approximately $169,000. Due to the immaterial amount of debt at December 31, 2002, market risk of future increases in interest rates was not considered material.

In September 2002, in order to reduce the cost of issuing letters of credit, the Company established a $12.5 million credit line with Wells Fargo Bank to cover its outstanding letters of credit secured by $15 million of interest-bearing securities. This credit line was reduced on January 20, 2004, to $6 million secured by $8.2 million of interest-bearing securities. Under this arrangement, the Company earns interest on the securities and withdrawal of securities is allowed, but the Company is required to maintain a level of securities sufficient to cover total outstanding letters of credit (which totaled $4.9 million at January 31, 2004).

The Company's average collection period for accounts receivable in 2003 was approximately 72 days, representing a decrease of 15 days from the prior year. Approximately 73% of the Company's 2003 revenues were derived from international customers and the U.S. government, both of which traditionally have longer collection periods. Total U.S. government accounts receivable were $23.5 million at December 31, 2003 (compared with $26.7 million at December 31, 2002). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

The following is a summary of certain of the Company's obligations and commitments as of December 31, 2003:

(in thousands)	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Capital Lease Obligations	$ 150	$ 150	$ ---	$ ---	$ ---
Operating Lease Obligations	51,716	11,954	12,249	4,647	22,866
Other Noncurrent Liabilities	548	---	344	144	60
Research and Development Services Agreement Commitment	3,800	3,800	---	---	---
Total	$56,214	$15,904	$12,593	$4,791	$22,926

The Company believes that the combination of existing cash balances and cash flow from operations will exceed cash requirements for operations for 2004.

FOURTH QUARTER 2003

Revenue in fourth quarter was $145.8 million, an increase of 19% from fourth quarter 2002 revenues of $122 million. Significant factors contributing to the overall increase in revenues include $7.5 million for a new professional services contract in the ISG business unit, increased product sales to international customers for $6.4 million, $4 million from new maintenance contracts, and an increase in reported revenues due to the weakening of the U.S. dollar. Cost of revenues increased 22% from fourth quarter 2002 levels. Gross margin declined from 49% of total revenues in 2002 to 47% in 2003, resulting from third party material elements of the new professional services contract mentioned above. Operating expenses (excluding restructuring charges) increased 17% from the fourth quarter 2002 level. This increase results mainly from an increase in legal fees, a weakening of the U.S. dollar against European currencies, and higher product development expenses for new and existing products. Restructuring charges in fourth quarter 2003 were $4 million, as compared to $2.1 million in fourth quarter 2002. Operating results for fourth quarter 2003 included $6.8 million net intellectual property expense and other non-operating income items netting to $506,000. Fourth quarter 2002 operating results were impacted by the Intel patent litigation gain of $148.2 million and by other net expense of $4.5 million, including the $7 million write-down of a long-term investment. The Company earned net income of $1.4 million ($0.03 per share diluted) for the quarter, compared to net income of $90.1 million ($1.85 per share diluted) in fourth quarter 2002.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which is effective for guarantees issued or modified after December 31, 2002. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The adoption of FIN No. 45 in first quarter 2003 did not have a significant impact on the Company's consolidated operating results or financial position. The Company has not incurred costs to settle claims or pay awards under the patent infringement indemnity provisions of some of our sales agreements with customers; therefore, the Company has recorded no liabilities for these agreements as of December 31, 2003.

In January 2003, FASB issued FIN No. 46, *Consolidation of Variable Interest Entities* (revised December 2003), an interpretation of Accounting Research Bulletin No. 51, *Consolidation of Financial Statements*, which addresses consolidation of variable interest entities ("VIEs") by business enterprises. This Statement is required in financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company is still evaluating the impact, if any, that adoption of FIN No. 46 may have on its consolidated results of operations or financial position.

On April 30, 2003, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, in order to provide for more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a significant impact on the Company's consolidated results of operations or financial position.

On May 15, 2003, FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, which establishes standards for classifying and measuring as liabilities certain freestanding financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The statement defines an obligation as "a conditional or unconditional duty or responsibility on the part of the issuer to transfer assets or to issue its equity shares." SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a significant impact on the Company's consolidated results of operations or financial position.

In December 2003, FASB revised SFAS No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits -- an amendment of FASB Statements No. 87, 88, and 106*. This statement revises employers' disclosures about pension plans and other postretirement benefit plans to provide more information about pension plan assets, obligations, benefit payments, contributions, and net benefit cost. This Statement retains the disclosures required by the originally issued SFAS No. 132 and requires further disclosures, including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans and disclosure of estimated future benefit payments, which are effective for fiscal years ending after June 15, 2004.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management use judgments to make estimates and assumptions that affect the amounts reported in the financial statements. As a result, there is some risk that reported financial results could have been different had other methods, assumptions, and estimates been used.

The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity in preparing its consolidated financial statements.

Revenue Recognition

The Company accounts for arrangements that include software in accordance with American Institute of Certified Public Accountants Statement of Position ("SOP") No. 97-2, *Software Revenue Recognition*. The application of SOP No. 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence ("VSOE") of fair value exists for those elements. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and changes to a product's estimated life cycle could materially impact the amount of earned and unearned revenue.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by VSOE. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with the Company's revenue recognition policy for such element. If the Company cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the Company uses the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

IMGS, ISG, and IPS derive a significant portion of revenue from contracts accounted for by the percentage-of-completion method with contractual terms generally fixed. The Company regularly reviews its progress on these contracts and reviews the estimated costs of fulfilling its obligations. If the Company does not accurately estimate the resources required or the scope of the work to be performed, or does not manage these contracts properly within the planned periods of time or satisfy its obligations under the contracts, then future revenue and margins may be significantly and negatively affected, or losses on existing contracts may need to be recognized. Any resulting reductions in revenues, margins, or contract losses could be material to the Company's results of operations.

Maintenance and services are provided on both an as needed and long-term basis. Maintenance and services provided outside a maintenance contract are on an as requested basis and revenue is recognized as the services are provided. Revenue for maintenance and services provided on a long-term basis is recognized ratably over the terms of the contract.

Professional services revenues include fee-based implementation and consulting services. These services are often billed on a time-and-materials basis. The Company recognizes such professional services revenues as related services are rendered.

The Company evaluates arrangements with governmental entities containing "fiscal funding" or "termination for convenience" provisions, where such provisions are required by law, to determine the probability of possible cancellation. If such a determination cannot be made, revenue is recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity.

Capitalized Software

The Company capitalizes certain product development costs incurred after the technological feasibility of new software products has been established and amortizes these costs on a straight-line basis once revenues begin to be generated by these products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that products will have shorter lives. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations. The Company routinely assesses projects in process and associated costs capitalized for any net realizable value concerns. Based on this assessment, the Company decided to cease further capitalization for certain projects and increase product development expense by $12.2 million, $10.5 million, and $8.6 million, in 2003, 2002, and 2001, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Impact of Currency Fluctuations and Currency Risk

International markets, particularly Europe and Asia, are important to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policy restrictions, worldwide political conditions, currency exchange fluctuations, and other factors.

Fluctuations in the value of the U.S. dollar in international markets can have a significant positive or negative impact on the Company's results of operations. For 2003, approximately 47% of the Company's revenue was derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currencies. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the U.S. dollar gross margin, and decrease reported U.S. dollar operating expenses of the international subsidiaries. A weaker U.S. dollar will have the opposite impact. The Company estimates that the weakening of the U.S. dollar in its international markets improved its results of operations by approximately $0.16 per share (diluted) in 2003. For 2002, The Company estimated that the weakening of the U.S. dollar positively impacted its results of operations by approximately $0.04 per share (diluted), and for 2001, the strengthening of the U.S. dollar adversely impacted its results of operations by approximately $0.08 per share (diluted).

The Company estimates that the result of a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in earnings of approximately $6 million for the year ended December 31, 2003. Likewise, a uniform 10% weakening in the value of the U.S. dollar would result in increased earnings of approximately $7 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company's estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices. See Note 15 of Notes to Consolidated Financial Statements for a summary of the Company's revenues by geographic area.

The Company conducts business in all major markets outside the United States, but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's Canadian subsidiaries, a Japanese subsidiary, and all but one of the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company's policy for managing the currency risks associated with its international operations.

In 2003, the Company recorded a net foreign exchange loss of $1.4 million, as compared to a net foreign exchange gain of $277,000 in 2002, and a net foreign exchange loss of $1.5 million in 2001. The Company's exchange loss for 2003 resulted primarily from the unrealized loss on revaluation of euro-denominated intercompany loans and service fees. The Company's exchange loss for 2001 resulted primarily from the strengthening of the U.S. dollar against the euro, particularly with respect to euro-denominated intercompany receivables combined with approximately $715,000 in loss incurred as the result of subsidiary recapitalizations. At December 31, 2003, the Company had no forward exchange contracts outstanding.

The Company estimates that a uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the currencies in which such intercompany receivables and loans are denominated at December 31, 2003, would not result in a significant loss or improvement in earnings. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

See Notes 1 and 6 of Notes to Consolidated Financial Statements for further information related to management of currency risk.